The Frontier Fund

c/o Equinox Fund Management, LLC

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

October 26, 2005

VIA EDGAR

Mr. Thomas Flinn

Staff Accountant

United States Securities and Exchange Commission

Mail Stop 4561

Washington D.C. 20549

Re:	The Frontier Fund (the “Trust”)

Form 8-K

Filed October 17, 2005

File No. 0-51274

Dear Mr. Flinn:

This letter is being sent to you to address the comments raised in your letter addressed to Richard E. Bornhoft, dated October 19, 2005 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, please see our responses in the order such comments were made in the Comment Letter.

Form 8-K filed October 17, 2005

1.	We refer you to your disclosed reportable event of not having sufficient accounting and finance personnel. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct your deficiency of insufficient accounting and finance personnel.

Response:

The need for additional staff to enable the Trust to meet filing requirements in a timely manner has been addressed throughout 2005. On January 3, 2005, Equinox Fund Management, LLC, the managing owner of the Trust (the “Managing Owner”), added a specialist in monitoring and accounting for futures trading activities, with over twenty (20) years of experience in the futures industry. Two accountants of an affiliate were assigned part-time in the first quarter to process accounts payable and monitor cash management activities. On April 1, 2005, and May 26, 2005, client account specialists were added to bolster the shareholder and capital accounting system. The Managing Owner’s Director of Financial Reporting, a CPA with over twenty-five (25) years of accounting experience, including preparation of Securities and Exchange Commission (“SEC”) filings, was added on September 1, 2005. All of these additions have allowed more time for the chief accounting officer to focus on timely financial reporting and have provided for greater segregation of duties and improved internal controls.

Mr. Thomas Flinn

October 26, 2005

It should be noted that the Trust has timely made all SEC filings, with the exception of the quarterly reports on Form 10-Q for the periods ended March 31, 2004, and June 30, 2004, both of which were filed on September 21, 2004, and both of which represented periods subsequent to the Trust’s registration with the SEC but prior to commencement of operations or investor activity. The filing deadlines for each of the quarterly report on Form 10-Q for the period ended September 30, 2004, and the annual report on Form 10-K for the fiscal year ended December 31, 2004, were extended. Such extensions were necessary due to the commencement of the Trust’s operations on September 24, 2004, and, as noted by the auditors in their letter to the Executive Committee of April 11, 2005, “The Trust is in the early stages of its operations and continues to develop its accounting and reporting policies and procedures.” Considerable discussion was undertaken with the auditors for those periods in arriving at the appropriate format for presentation of the Trust’s financial statements, given the unique structural characteristics of the Trust, which has six Series, two classes of capital for each Series, which Series invest in varying proportions in six Trading Companies owned by the Trust.

The Managing Owner believes that the current staff is adequate for recording, processing, summarizing and reporting financial data in the financial statements and disclosures to the public, with appropriate internal controls and safeguards of investors’ assets entrusted to the Trust. Commensurate with the growth of the assets and structure of the Trust, the Managing Owner periodically evaluates its staffing and may increase accounting and client account specialist personnel to meet perceived needs. The dates of providing first draft financial statements to the auditors for their review show the progress the Managing Owner’s staff has made:

Filing	First Complete Draft of Financial Statements Delivered to Auditors	Due Date (extended for 9/30/04 and 12/31/04)

September 30, 2004 10-Q	November 14, 2004	November 19, 2004
December 31, 2004 10-K	March 21, 2004	April 15, 2005
March 31, 2005 10-Q	May 6, 2005	May 16, 2005
June 30, 2005 10-Q	August 8, 2005	August 15, 2005
September 30, 2005 10-Q	October 24, 2005*	November 15, 2005

*	Director of Financial Reporting added Sept. 1, 2005.

2.	Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net income. Quantify the net effect of all adjustments on pre-tax net income. Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Mr. Thomas Flinn

October 26, 2005

Response:

There were no December 31, 2004, year end adjustments as a result of the audit. There were no adjustments to income to close the books as of December 31, 2004. Income and expenses are recorded or accrued daily. The only entries to the general ledger, as at every month end, were routine manual postings representing collection and summarization of the daily data from sub-systems. There were no unusual or extraordinary entries.

3.	Provide us with any letter or written communication to and from the former accountants regarding the reportable event to management or the Audit Committee.

Response:

A letter from Deloitte & Touche to Executive Committee, dated April 11, 2005, is attached hereto as Exhibit A.

4.	Please file an amended Item 4.01 Form 8-K upon Deloitte & Touche’s final resignation date. Also, the amended Form 8-K must include updated disclosures to reflect the actual date of resignation. The amended Form 8-K must also include a new Exhibit 16 letter. Refer to Item 304(a) of Regulation S-K.

Response:

An amended form 8-K will be filed upon Deloitte & Touche’s final resignation following their review of the Trust’s September 30, 2005 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A Controls and Procedures, page 20

5.	Refer to the Item 4.01 Form 8-K and the deficiencies in internal control. Tell us in detail; how you were able to conclude that the disclosure controls and procedures are effective, considering the deficiencies in internal control.

Mr. Thomas Flinn

October 26, 2005

Response:

Specific to item 9A of the Trust’s annual report on Form 10-K for the fiscal year ended December 31, 2004, the Managing Owner believed, and continues to believe, that as of December 31, 2004, the necessary disclosure controls and procedures for the Trust were in place. Although a deficiency in internal control was cited by Deloitte & Touche, the Managing Owner believes that the deficiency did not adversely affect the overall effectiveness of the Trust’s disclosure controls and procedures.

The certifying officers and other employees of the Managing Owner routinely research accounting and regulatory literature to assure compliance with disclosure and reporting requirements. The Managing Owner, in addition to periodically considering and examining the disclosure procedures and controls, consults with outside legal counsel and a certified public accounting firm (other than Deloitte & Touche) for guidance. In connection with the preparation of the Trust’s annual report on Form 10-K for the fiscal year ended December 31, 2004, the President and the Chief Administrative Officer of the Managing Owner completed a review and evaluation of controls and procedures within the financial cycle, including a review of financial controls of the Trust to ensure accurate reporting, as well as integrity of system data output. By letter dated March 29, 2005, the President and the Chief Administrative Officer of the Managing Owner reported thereon to the Executive Committee of the Managing Owner, concluding that the necessary internal controls and procedures were in place, though noting several procedural changes that would improve controls. Based upon the Managing Owner’s on-going review and implementation of the foregoing controls and procedures, the Managing Owner believes that such controls and procedures are effective to provide reasonable assurance that the Managing Owner is timely alerted to the material information relating to the Trust required to be included in the Trust’s periodic SEC filings.

In light of the foregoing, we trust that no further response to the Comment Letter are required.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Thomas Flinn

October 26, 2005

The Frontier Fund
(Registrant)

By:	/s/ Richard E. Bornhoft
Richard E. Bornhoft
President and Chief Executive Officer of Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund

Enclosures

cc:	Mr. John Pallat

Mr. John Plimpton

Mr. Ron Montano

Mr. Brent Bales

Michael F. Griffin, Esq.

J.P. Bruynes, Esq.

William V. de Cordova, Esq.

Exhibit A

[Letterhead of Deloitte & Touche LLP]

April 11, 2005

The Executive Committee

Equinox Fund Management, LLC

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

Dear Members of the Executive Committee:

In planning and performing our audits of the financial statements of Balanced Series, Beach Series, C-View Currency Series, Dunn Series and Graham Series (the “Series”) of The Frontier Fund (the “Trust”) for the year ended December 31, 2004 (on which we have issued our report dated April 11, 2005), we considered the Trust’s internal control in order to determine our auditing procedures for the purpose of expressing our opinions on the Series’ financial statements and not to provide assurance on the Trust’s internal control. However, we noted certain matters involving the Trust’s internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the Trust’s internal control that, in our judgment, could adversely affect the Trust’s ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. The reportable conditions that we noted are described below.

The Trust is in the early stages of its operations and continues to develop its accounting and reporting policies and procedures. At present the number and experience levels of the accounting and finance personnel of Equinox Fund Management, LLC are not sufficient to allow the Trust to prepare and report on the financial statements of each Series of the Trust in accordance with accounting principals generally accepted in the United State of America and the regulatory requirements of the Securities and Exchange Commission, in a timely manner. This was evidenced by the delays in filing the Trust’s Forms 10-Q for the quarters ended March 31, 2004 and June 30, 2004, and the need to file requests for extensions with respect to the September 30, 2004 l0-Q filing and the December 31, 2004 filing on Form 10-K. We recommend that management address the resource needs including the requisite experience levels of its staff and provide the necessary resources to enable the Trust to prepare the appropriate financial statements and meet its regulatory reporting requirements.

This report is intended solely for the information and use of the Executive Committee of Equinox Fund Management, LLC, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

We will be pleased to discuss these comments with you.

Yours truly,

/s/ Deloitte & Touche LLP